JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

March 28, 2017

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I - File No. 811-21295– Post-Effective Amendment No. 477

Dear Ms. White:

This letter is in response to the comments you provided on the post-effective amendment to the registration statement for JPMorgan Trust I (the “Trust”) with respect to the filing of a template reflecting sales charge waiver variations relating to Merrill Lynch and LPL Financial. The template was filed for the Trust’s JPMorgan Small Cap Core Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 on or around April 7, 2017. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS COMMENTS

1.	Comment: Please confirm that the class identifiers for the Select Class Shares will be changed on the EDGAR system at the time that the class name is changed to Class I Shares as of April 3, 2017.

Response: The Trust confirms that the updates to the EDGAR system will be made at the time that the Select Class Shares change their name to Class I Shares.

2.	Comment: If Class I Shares will be used as “clean” shares pursuant to the staff’s recent interpretive letter to the Capital Group (Jan. 11, 2017) (“CG Letter”), please add the representations to the narrative fee table disclosure required by the CG Letter.

Response: We are not currently aware that the Class I Shares will be used as “clean” shares. If, in the future, certain brokers decide to use the Class I Shares as “clean” shares pursuant to the CG Letter, the narrative fee table disclosure will be updated to explain that certain investors purchasing Class I shares may be subject to costs (including customary brokerage commissions) charged by their broker.

3.	Comment: Please confirm supplementally that all sales charge waiver variations are included in the prospectus or an appendix to the prospectus.

Response: It is supplementally confirmed that all sales charge waiver variations are included in the prospectus or an appendix to the prospectus.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin
Assistant Secretary

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